(d)(18)(iii)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA MUTUAL FUNDS

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit Percentage (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class T	Class W
Voya International Real Estate Fund Term Expires March 1, 2009 Initial Term for Class T Expires March 1, 2019	1.50%	2.25%	1.25%	1.50%	1.25%

/s/	HE
HE

Effective Date: May 31, 2017, to add Class T shares.

*                 This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.